UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on May 23, 2025, reporting the Company’s results for the first quarter and three months ended March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: May 23, 2025	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

FIRST QUARTER 2025

23 May 2025

FRONTLINE PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2025

Frontline plc (the “Company”, “Frontline,” “we,” “us,” or “our”), today reported unaudited results for the three months ended March 31, 2025:

Highlights

•	Profit of $33.3 million, or $0.15 per share for the first quarter of 2025.
•	Adjusted profit of $40.4 million, or $0.18 per share for the first quarter of 2025.
•	Declared a cash dividend of $0.18 per share for the first quarter of 2025.
•	Reported revenues of $427.9 million for the first quarter of 2025.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the first quarter of $37,200, $31,200 and $22,300 per day, respectively.
•
Entered into three senior secured credit facilities in February 2025 for a total amount of up to $239.0 million to refinance the outstanding debt on three VLCCs and one Suezmax tanker maturing in 2025 and, in addition, provide revolving credit capacity in a total amount of up to $91.9 million.

•
Entered into one senior secured term loan facility in April 2025 in an amount of up to $1,286.5 million to refinance the outstanding debt on 24 VLCCs approximately three and a half years prior to maturity to reduce the margin.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The first quarter of 2025 came in line with the previous quarter, somewhat muted relative to the economic and political backdrop during the period. In times of uncertainty, it’s comforting to operate in an industry that maintains business as usual, transporting oil and products around the world at a steady pace. Utilization on the larger ships has improved during the quarter and with continued pressure and enforcement on sanctioned trades, we have seen healthy developments in activity across the segments that Frontline deploys. Fleet growth remains slow, and ordering has again stalled, continuing to support the long-term fundamental story for tankers, where Frontline is ideally positioned with its cost-focused business model and spot-exposed, modern fleet.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“Through our refinancings in 2025, we have further strengthened our strong liquidity, leaving the Company with no meaningful debt maturities until 2030, and further reduced our borrowing costs and cash breakeven rates. We continue to focus on maintaining our competitive cost structure, breakeven levels and solid balance sheet to ensure that we are well positioned to generate significant cash flow and create value for our shareholders.”

1 This press release describes Time Charter Equivalent earnings and related per day amounts and spot TCE currently contracted, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE			Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	Q1 2025	Q4 2024	2024	Q2 2025
VLCC	37,200	35,900	43,400	56,400	68%	29,700
Suezmax	31,200	33,300	41,400	44,900	69%	24,300
LR2 / Aframax	22,300	26,100	42,300	36,100	66%	23,300

We expect the spot TCEs for the full second quarter of 2025 to be lower than the spot TCEs currently contracted, due to the impact of ballast days during the second quarter of 2025. See Appendix 1 for further details.

First Quarter 2025 Results

The Company reported profit of $33.3 million for the first quarter ended March 31, 2025, compared with profit of $66.7 million in the previous quarter. The adjusted profit2 was $40.4 million for the first quarter of 2025 compared with adjusted profit of $45.1 million in the previous quarter. The adjustments in the first quarter of 2025 consist of a $5.9 million unrealized loss on derivatives, a $1.8 million loss on marketable securities, a $1.6 million synthetic option revaluation loss, $1.3 million in dividends received and $0.9 million share of results of associated companies. The decrease in adjusted profit from the previous quarter was primarily due to a decrease in our TCE earnings from $249.4 million in the previous quarter to $241.1 million in the first quarter as a result of lower TCE rates, partially offset by fluctuations in other income and expenses.

Tanker Market Update

Global oil consumption, as reported by the Energy Information Administration (“EIA”), averaged 103.2 million barrels per day (“mbpd”) in the first quarter of 2025. This figure represents a significant increase of 1.5 mbpd compared to the same quarter last year.

2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Global oil supply remained stable in the first quarter of 2025, averaging 103.2 mbpd, an increase of 1.0 mbpd compared to the same period last year. In recent months, the Organization of the Petroleum Exporting Countries+ (“OPEC+”) made a significant move to not only reverse its 2.2 mbpd production cuts, but also to nearly triple the expected increase in production. Global supply is expected to outpace demand in 2025, and we are likely to see inventory build and possibly a contango market structure which could lend support to tanker freight rates.

Geopolitical uncertainty continues to dominate sentiment in the tanker space. Eyes are on the United States, where escalating rhetoric regarding stricter sanctions on importers of Iranian and Russian oil has fueled confidence across both the oil and freight markets. The US Office of Foreign Assets Control (“OFAC”), the UK's Foreign, Commonwealth & Development Office (“FCDO”), and the European Union have intensified their efforts, resulting in sanctions on more than 800 tankers and a handful of refineries, oil traders, and port authorities engaged in sanction-exposed trade. The sanctions pressure is expected to continue and will push the oil sector towards easier and less risky import solutions. While the pressure is increasing, reports suggest that the Trump Administration is moving closer to striking a nuclear deal with Iran. In a scenario where the US strikes a deal and sanctions are lifted, we might see Iranian oil exports shift from the shadow fleet to the mainstream fleet as exports increase. Vessels with a problematic history are unlikely to return to the mainstream market as compliant charterers need compliant ships. The heightened pressure has sparked interest in older, non-sanctioned tonnages that can still engage in questionable trade. Additionally, low oil prices have enabled smaller independent owners with non-sanctioned tonnage to participate in “compliant” Russian trade below the price cap. This has supported utilization for the mainstream fleet and could serve as a proxy for the outcome if all sanctions are lifted.

The overall tanker order book for the asset classes that Frontline owns is now 19.0% of the existing global fleet, with 99, 99, and 176 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. According to industry sources, only five VLCCs are expected to be delivered in the remainder of 2025, thus increasing optimism for this asset class. The growth in the order books is predominantly for deliveries scheduled in 2026 and 2027 and is not expected to affect the overall outlook of the tanker fleet in the near term due to the general age profile of the existing fleet.

We continue to observe the aging of the tanker fleet as new deliveries have slowed with muted recycling activity. According to industry sources, 16.2% of the VLCC fleet, 19.2% of the Suezmax tanker fleet and 19.5% of the combined LR2 and Aframax tanker fleet are now above 20 years of age. However, for a product carrying vessel the 15-year age mark is equally interesting with 34.1% of the LR2 tanker fleet passing this threshold in 2025.

The Fleet

As of March 31, 2025, the Company’s fleet consisted of 81 vessels owned by the Company (41 VLCCs, 22 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.8 million DWT. As of March 31, 2025, all but one vessel in the Company's fleet were ECO vessels3 and 45 were scrubber-fitted vessels with a total average age of 6.8 years, making it one of the youngest and most energy-efficient fleets in the industry.

3 The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO vessels meet EEXI certification requirements.

As of March 31, 2025, five of the Company’s vessels (one VLCC, one Suezmax tanker, three LR2/Aframax tankers) were on time charter-out contracts with initial periods in excess of 12 months. One LR2/Aframax tanker was redelivered from its time charter-out contract in March 2025 and one LR2/Aframax tanker was redelivered in April 2025. The time charter-out contracts for the remaining two LR2/Aframax tankers have initial periods ending in the third quarter of 2025, whereas the initial periods for the Suezmax tanker and the VLCC time-charters end in the second and third quarter of 2027, respectively.

Corporate Update

The Board of Directors declared a dividend of $0.18 per share for the first quarter of 2025. The record date for the dividend will be June 12, 2025, the ex-dividend date is expected to be June 12, 2025, for shares listed on the New York Stock Exchange and June 11, 2025, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about June 24, 2025.

The Company had 222,622,889 ordinary shares outstanding as of March 31, 2025. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the first quarter of 2025 was 222,622,889.

Financing Update

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $119.7 million with ING and First Citizens to refinance outstanding debt on two VLCCs and, in addition, provide revolving credit capacity in an amount of up to $51.6 million. The new facility has a tenor of five years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin of 165 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $72.3 million with Crédit Agricole to refinance outstanding debt on one VLCC and, in addition, provide revolving credit capacity in an amount of up to $25.4 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $47.0 million with SEB to refinance outstanding debt on one Suezmax tanker and, in addition, provide revolving credit capacity in an amount of up to $14.9 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In April 2025, the Company entered into a senior secured term loan facility in an amount of up to $1,286.5 million with a group of our relationship banks to refinance the outstanding debt on 24 VLCCs under the existing $1,410.0 million senior secured term loan facility approximately three and a half years prior to maturity to reduce the margin. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

Conference Call and Webcast

On May 23, 2025, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use the link below to access the webcast:

Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•	risks associated with any future vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•	Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•	risks associated with potential cybersecurity or other privacy threats and data security breaches;
•	potential conflicts of interest involving members of our Board of Directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;

•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the war between Russia and Ukraine and possible cessation of such war, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attacks in the Red Sea and the Gulf of Aden, acts by terrorists or acts of piracy on ocean-going vessels;

•
the impact of restriction on trade, including the imposition of tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export and import ports such as the United States, EU and/or China;

•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;
•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
May 22, 2025

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Cato Stonex - Director
Ørjan Svanevik - Director
Dr. Maria Papakokkinou - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2025

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2025 Jan-Mar	2024 Jan-Mar	2024 Jan-Dec
Revenues	427,866	578,397	2,050,385
Other operating income	227	42,742	112,121
Total revenues and other operating income	428,093	621,139	2,162,506

Voyage expenses and commission	179,975	207,188	773,434
Ship operating expenses	60,342	59,826	232,243
Administrative expenses	13,348	14,846	36,086
Depreciation	81,261	88,012	339,030
Total operating expenses	334,926	369,872	1,380,793
Net operating income	93,167	251,267	781,713

Finance income	4,484	2,227	17,098
Finance expense	(62,799)	(71,376)	(295,088)
Loss on marketable securities	(1,790)	(1,273)	(3,405)
Share of results of associated companies	941	1,214	(599)
Dividends received	1,285	308	3,535
Profit before income taxes	35,288	182,367	503,254
Income tax expense	(2,001)	(1,548)	(7,671)
Profit for the period	33,287	180,819	495,583
Basic and diluted earnings per share	$0.15	$0.81	$2.23

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2025 Jan-Mar	2024 Jan-Mar	2024 Jan-Dec

Profit for the period	33,287	180,819	495,583

Items that may be reclassified to profit or loss:
Foreign currency exchange gain (loss)	(101)	660	1,367
Other comprehensive income (loss)	(101)	660	1,367
Comprehensive income	33,186	181,479	496,950

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Mar 31 2025	Dec 31 2024
ASSETS
Current assets
Cash and cash equivalents	436,538	413,532
Marketable securities	1,877	4,027
Other current assets	397,149	408,454
Total current assets	835,564	826,013

Non-current assets
Vessels and equipment	5,165,512	5,246,697
Goodwill	112,452	112,452
Investment in associated company	9,305	11,788
Other non-current assets	15,546	23,857
Total non-current assets	5,302,815	5,394,794
Total assets	6,138,379	6,220,807

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	319,400	460,318
Other current payables	138,498	135,335
Total current liabilities	457,898	595,653

Non-current liabilities
Long-term debt	3,351,173	3,284,070
Other non-current payables	466	903
Total non-current liabilities	3,351,639	3,284,973

Equity
Frontline plc equity	2,329,314	2,340,653
Non-controlling interest	(472)	(472)
Total equity	2,328,842	2,340,181
Total liabilities and equity	6,138,379	6,220,807

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2025 Jan-Mar	2024 Jan-Mar	2024 Jan-Dec
OPERATING ACTIVITIES
Net cash provided by operating activities	137,926	171,333	736,412

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment	(466)	(899,059)	(915,248)
Proceeds from sale of vessels	—	174,000	431,850
Proceeds from sale of marketable securities	361	—	—
Net cash used in investing activities	(105)	(725,059)	(483,398)

FINANCING ACTIVITIES
Proceeds from issuance of debt	147,181	892,784	2,167,296
Repayment of debt	(217,274)	(267,430)	(1,880,055)
Repayment of obligations under leases	(197)	(229)	(930)
Dividends paid	(44,525)	(82,370)	(434,115)
Net cash provided by (used in) financing activities	(114,815)	542,755	(147,804)

Net change in cash and cash equivalents	23,006	(10,971)	105,210
Cash and cash equivalents at start of period	413,532	308,322	308,322
Cash and cash equivalents at end of period	436,538	297,351	413,532

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2025 Jan-Mar	2024 Jan-Mar	2024 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	1,782	415	415
Other comprehensive income (loss)	(101)	660	1,367
Balance at end of period	1,681	1,075	1,782

RETAINED EARNINGS
Balance at beginning of period	507,467	445,999	445,999
Profit for the period	33,287	180,819	495,583
Cash dividends	(44,525)	(82,370)	(434,115)
Balance at end of period	496,229	544,448	507,467

EQUITY ATTRIBUTABLE TO THE COMPANY	2,329,314	2,376,927	2,340,653

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)	(472)
TOTAL EQUITY	2,328,842	2,376,455	2,340,181

APPENDIX I - Non-GAAP measures

Reconciliation of Adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	Q1 2025	FY 2024	Q4 2024	Q1 2024
Adjusted profit
Profit	33,287	495,583	66,733	180,819
Add back:
Loss on marketable securities	1,790	5,493	1,403	1,273
Share of losses of associated companies	—	2,134	—	—
Unrealized loss on derivatives (1)	5,913	16,191	—	—
Debt extinguishment losses	17	6,307	5,371	936
Synthetic option revaluation loss (2)	1,602	—	—	—

Less:
Unrealized gain on derivatives (1)	—	(1,493)	(678)	(815)
Gain on marketable securities	—	(2,088)	—	—
Share of results of associated companies	(941)	(1,535)	(279)	(1,214)
Gain on sale of vessels	—	(112,079)	(17,850)	(42,742)
Dividends received	(1,285)	(3,535)	(1,650)	(308)
Debt extinguishment gains	—	(354)	—	—
Synthetic option revaluation gain (2)	—	(7,982)	(7,982)	—
Adjusted profit	40,383	396,642	45,068	137,949
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	0.18	1.78	0.20	0.62

(1) Adjusted profit excludes the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. The components of the gain/loss on derivatives are as follows:

(in thousands of $)	Q1 2025	FY 2024	Q4 2024	Q1 2024
Unrealized gain (loss) on derivatives	(5,913)	(14,698)	678	815
Interest income on derivatives	4,655	23,904	5,219	6,164
Gain (loss) on derivatives	(1,258)	9,206	5,897	6,979

(2) The vesting period for the synthetic options granted to employees and board members ended during the fourth quarter of 2024. As there are no ongoing service requirements, adjusted profit for the fourth quarter of 2024 and subsequent quarters exclude the gains and losses due to the revaluation of the synthetic option liability in the periods. Adjusted profit will exclude any gains/losses due to the revaluation of the liability for the remaining exercisable options until the expiration of the options in the fourth quarter of 2026.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Q1 2025	FY 2024	Q4 2024	Q1 2024
Revenues	427,866	2,050,385	425,644	578,397

Less
Voyage expenses and commission	(179,975)	(773,434)	(173,466)	(207,188)
Other non-vessel items	(6,815)	(7,920)	(2,741)	(1,491)
Total TCE	241,076	1,269,031	249,437	369,718

Time charter equivalent per day

The Company recognizes revenues over time, ratably from commencement of cargo loading until completion of discharge of cargo (the "load-to-discharge basis").

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On hire days are calculated on a vessel-by-vessel basis and represent the net of available days and off hire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Q1 2025	FY 2024	Q4 2024	Q1 2024
Time charter TCE (in thousands of $)
VLCC	4,577	7,967	4,679	—
Suezmax	3,095	8,697	3,052	—
LR2	13,604	56,277	13,974	14,057
Total Time charter TCE	21,276	72,941	21,705	14,057

Spot TCE (in thousands of $)
VLCC	133,273	642,768	130,554	185,234
Suezmax	58,812	337,496	63,655	101,543
LR2	27,715	215,826	33,523	68,884
Total Spot TCE	219,800	1,196,090	227,732	355,661

Total TCE	241,076	1,269,031	249,437	369,718

Spot days (available days less off hire days)
VLCC	3,582	14,813	3,635	3,854
Suezmax	1,883	8,158	1,912	2,218
LR2	1,244	5,102	1,285	1,268

Spot TCE per day (in $ per day)
VLCC	37,200	43,400	35,900	48,100
Suezmax	31,200	41,400	33,300	45,800
LR2	22,300	42,300	26,100	54,300

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days so far in the second quarter and therefore may not be reflective of rates to be earned for the full second quarter. The percentage of the period covered reflects the number of days each vessel is currently contracted for the second quarter as compared to the total available days in the second quarter. The actual rates to be earned in the second quarter will depend on the number of additional contracted days the Company is able to achieve and when each vessel commences loading of its cargo. On a load-to-discharge basis, the Company is unable to recognize revenues on ballast days, which are days when a vessel is sailing without cargo. The number of contracted ballast days at the end of the first quarter of 2025 was 887 days for VLCCs, 306 days for Suezmax tankers and 216 days for LR2/Aframax tankers.